AD 8/23

BD 8/23

06000218

UNIT[illegible]
SECURITIES AND EX[illegible] [illegible]ON
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8 – 42043

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phoenix Derivatives Group Inc.

~~KAHN SECURITIES, INC.~~

OFFICIAL USE ONLY

FIRM ID. NO. 25802

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

598 BROADWAY

New York	NY	10012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICHOLAS STEPHAN (212) 343-7078
(Area Code – Telephone No.)

PROCESSED
AUG 31 2006
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEONARD ROSEN & COMPANY, P.C.

15 MAIDEN LANE NEW YORK, NY 10038

X Certified Public Accountant

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 21 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

(212) 227-1115
FAX: (212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N. Y. 10038

INDEPENDENT AUDITOR'S REPORT

The Shareholders
Kahn Securities, Inc.

We have audited the accompanying statement of financial condition of Kahn Securities, Inc. as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of Kahn Securities, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Leonard Rosen + Company, P.C.

New York, New York
February 16, 2006

KAHN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash and Cash Equivalents		$ 832,903
Commissions Receivable		1,526,628
Receivable From Clearing Broker		1,767
Receivable From Officer		1,472
Secured Demand Note Receivable From Subordinated Lender (Collateralized by Cash of $ 50,000)		50,000
Other Assets		40,554
		$ 2,453,324

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses		$ 2,384,352
Liabilities Subordinated to Claims of General Creditors Pursuant to Secured Demand Note Agreements		50,000
Stockholder's Equity:		
Common Stock - $ 1 Par Value; 1,000 shs authorized, issued and outstanding	$ 1,000	
Additional Paid-In Capital	28,785	
Retained Earnings	(10,813)	18,972
		$ 2,453,324

SEE ACCOMPANYING NOTES TO THE STATEMENT OF FINANCIAL CONDITION

KAHN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. Nature of Business

Kahn Securities, Inc. (the "Company") is a Delaware corporation conducting business as a broker/dealer in securities. In December, 2005 the Company changed ownership and is now engaged in the business of inter-dealer brokerage for credit default swaps.

The Company operated under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, was exempt from remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

C. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

D. The Company has entered into a management agreement with its Parent wherein it is agreed that the Parent will provide managerial and administrative assistance as well as office facilities including rent, overhead, maintenance and utilities. Total fees paid and accrued for the year ended December 31, 2005 amounted to approximately $3.4 million. The Parent Company was owed approximately $ 2.36 million at December 31, 2005.

3. Liabilities Subordinated to the Claims of General Creditors

The secured demand loan is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. The loan is fully secured by Cash. During the year ended December 31, 2005 the securities securing the demand loan were replaced by Cash and the amount of the demand loan was reduced by $25,000. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The loan matures December 31, 2006.

4. Commitments and Contingencies

The Company leased its premises under the terms of an agreement which provided for an annual rental approximating $ 1,000 per month with annual increases of approximately 4%. The lease agreement also provides for escalations for electric, fuel and real estate taxes. A security deposit of $ 4,928 was made and each year of the lease the May rent will be reduced by $ 1,630. The term of the lease expires on May 31, 2006. One of the conditions of the sale of the Company provided for the seller to be responsible for the payment of the rent over the remaining life of the lease and the seller was entitled to any refund of the Security Deposit. Therefore, the Company has no future lease commitment.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2005, the Company's net capital of $ 194,562 was $ 35,605 in excess of its required net capital of $ 158,957. The Company's capital ratio was 1225.5%.